UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 5 through May 9, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Progress on share repurchase programme KPN, dated May 5, 2006;

•                       Q1 2006 Results, dated 9 May 2006.

Press release

Progress on share repurchase programme KPN	Date
5 May 2006

Number
034pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of May 1 through May 5, 2006 2,301,124 of KPN shares were repurchased at an average price of EUR 9.30. Therewith approximately 17.1% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Press Release

Q1 2006 Results	Date
May 9, 2006
Record net additions E-plus;	Number
new revenues Fixed Division approaching 20%

GROUP FINANCIAL	Cash flow strong
HIGHLIGHTS

In millions of euro, unless indicated otherwise	Q1 2006	Q1 2005
Revenues and other income (1)	3,002	2,890
Operating result	612	516
Profit for the period	384	273
Earnings per share (in euro)	0.19	0.12

Cash flow from operating activities	1,070	822
Capital expenditures (in PP&E and software)	313	232
Free cash flow	757	590

Operating result	612	516
Depreciation, amortization and impairments	594	578
EBITDA	1,206	1,094

Strong financial results

•      Reported revenues and other income up 3.9%, up 1.6% as per guidance definition

•      Reported EBITDA up 10.2%, up 3.7% as per guidance definition

•      Free Cash Flow EUR 757m, benefiting from a one-off tax cash refund of EUR 219m

•      EPS up EUR 0.07 to EUR 0.19 (non-diluted)

Germany making steady progress towards achieving turnaround objectives

•      Record quarter of high quality net additions

•      Significant decrease in customer acquisition costs

Consistently delivering against Attack, Defend, Exploit strategy

•      All IP strategy implementation and cost reduction on track

•      Strong demand for KPN VoIP beginning to impact y-on-y line loss trend

•      Broadband growth continues, retail market share up 6.1% points y-on-y to 37.9%

•      IPTV launched, full functionality objective reached, key content deals signed

•      Control over DVB-T license and national network secured

•      Strong performance in Business segment, demand for new services including end-to-end ICT solutions lifting trend

•      Mobile the Netherlands continues to outperform on service revenue growth

Shareholder returns on track

•      Buy-back of EUR 1 billion launched March 20. 17.1% of the repurchase programme completed as of May 5

•      Final 2005 dividend of EUR 661 million paid April 13

•      On February 1, committed 2006 and 2007 dividend of at least EUR 950 million

•      By year-end 2006 shareholder returns through repurchases and dividends will total at least EUR 6.4 billion since March 11, 2004 when first repurchase program launched

Ad Scheepbouwer, CEO of KPN, said:

“We are pleased to report a strong set of results which demonstrate that we have developed the right strategy at the right time to address market trends, evidenced by the success of VoIP and a strong increase in demand for new IP-based services in general. New revenues are now approaching 20% of total revenues of the Fixed Division. In Mobile, real progress is being made by E-Plus, with the highest ever net additions in the quarter and a break even EBIT for the third consecutive quarter. With our strategy and restructuring initiatives well on track and a strong execution capability, we are well placed to accelerate the transformation of KPN into a successful multimedia focused company. Our senior team at Board level has been strengthened considerably and we are confident of meeting our expectations for the year”.

(1)  Refer to our note on the top page of this press release.

Corporate Communication	Investor Relations
Press Office
Tel: +31 70 4466300	Tel: +31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

DIVISIONAL FINANCIAL HIGHLIGHTS - FIXED DIVISION

in millions of euro	Q1 2006	Q1 2005
Revenues and other income	1,684	1,723
• Consumer	572	610
• Business	647	677
• Wholesale & Operations	1,203	1,233
• Other (incl. intercompany revenues)	-738	-797

Operating expenses	1,288	1,311
of which depr., amortization and impairments	286	307

Operating result	396	412
• Consumer	66	99
• Business	87	75
• Wholesale & Operations	247	233
• Other	-4	5

•      Revenues and other income down EUR 39m or 2.3% in Q1 due to MTA tariff reductions amounting to EUR 42m, partly offset by favorable impact of more working days versus last year

•      Revenues and other income of the Consumer segment were down 6.2% (of which 1.0% due to MTA tariff reductions) mainly as a result of line loss. However, strong demand for VoIP is beginning to impact the line loss trend

•      Operating result of the Business segment up, despite a revenues and other income decline of 4.4%

•      Wholesale and Operations’ operating result up 6.0% while revenues were down 2.4% (EUR 30m MTA tariff reductions largely but not entirely offset by increased traffic volumes of the international and transit business)

•      Operating expenses down EUR 23m or 1.8%; cost reduction on track

DIVISIONAL FINANCIAL HIGHLIGHTS - MOBILE DIVISION

in millions of euro	Q1 2006	Q1 2005
Revenues and other income	1,499	1,307
• The Netherlands	700	557
• Germany	665	640
• Belgium	144	122
• Other (incl. intercompany revenues)	-10	-12

Operating expenses	1,340	1,199
of which depr., amortization and impairments	305	259

Operating result	159	108
• The Netherlands	137	138
• Germany	0	-38
• Belgium	26	16
• Other	-4	-8

•      Q1 revenues and other income up 14.7%; service revenues up 17.5%

•      The Netherlands’ revenues and other income up 25.7%; service revenues up 28.6% due to consolidation of Telfort and continued strong organic growth of all brands

•      E-Plus’ revenues and other income up 3.9%; service revenues up 7.6%

•      BASE continued to deliver growth: revenues and other income were up 18.0%, service revenues rose 16.5%

•      Stringent cost management – in particular in customer acquisition – resulted in improved operating results, notably at E-Plus

KPN Q1 2006 Results

FINANCIAL REVIEW – 1ST QUARTER 2006

Increased revenues and other income …

Group revenues and other income increased by 3.9% or EUR 112m. This includes the consolidation of Telfort and an estimated favorable revenue effect of approximately 1% as a result of more working days compared to the same quarter last year. Included in this quarter’s other income is a book gain of EUR 65m related to the sale of Xantic.

… as Mobile division more than offset decline in Fixed…

Revenues and other income of the Mobile division increased by 14.7% or EUR 192m. This was driven by improved performances from all operators and the inclusion of Telfort. Service revenues were up 17.5% or EUR 210m.

while Fixed decline slowed

The Fixed division was able to decelerate in revenues and other income to 2.3% (of which 2.5% due to regulatory MTA tariff reductions, which became effective December 1, 2005). Before MTA, revenues and other income increased by 0.2%, including a positive impact of approximately 2% resulting from a combination of more working days compared to the same period last year and the proceeds of real estate. Revenues from new technology-based products and services are growing steadily at double digit rates and are approaching 20% of revenues in the Fixed division.

Higher operating expenses were more than offset by increased revenues and other income

Q1 Group operating expenses rose by only 0.7% (EUR 16m). Operating expenses of the Fixed Division decreased by 1.8% or EUR 23m, among others due to restructuring costs which were lower than in Q1 last year. The Mobile division saw a EUR 141m increase in operating expenses due to the inclusion of Telfort, partially offset by reduced cost levels at E-Plus as a result of savings in customer acquisition costs.

as a result, operating result increased

KPN delivered an increased operating result of EUR 612m, up 18.6% compared to the same period last year (Q1 2005: EUR 516m). This was achieved as a result of increased operating result from the Mobile division (up EUR 51m) and Other Activities (up EUR 61m, primarily resulting from the EUR 65m book gain on the sale of Xantic) which more than offset a decrease in operating result of the Fixed Division of EUR 16m.

Finance costs – net

Net finance costs of EUR 115m (Q1 2005: EUR 145m) were 20.7% below the same period last year due to a EUR 11m impairment of loans in 2005 as well as lower interest rates related to KPN’s bond portfolio.

Income taxes

The Q1 effective tax rate, amounting to 23.1% in 2006, fell 4 percentage points below that of 2005 (27.2%) primarily due to a higher amount of tax-exempt book gains (2006: Xantic for EUR 65m; 2005: Infonet and Intelsat for EUR 21m).

Strong operating and free cash flows

The cash flow from operating activities amounted to EUR 1,070m, up EUR 248m versus the same period last year. During the first quarter of 2006, KPN received EUR 219m of Dutch corporate income tax pursuant to a preliminary carry back of tax losses. Capex increased from EUR 232m to EUR 313m over the same period last year mainly due to the acceleration of the build out of the E-GSM 900 frequency by E-Plus.

As a result, free cash flow increased by EUR 167m (or 28.3%).

May 9, 2006

Net debt temporarily up due to prefunding of upcoming redemptions

Gross debt amounted to EUR 10.8bn at the end of the quarter. Net debt(2) was EUR 8.2bn as of March 31, 2006, EUR 0.7bn below the level as of December 31, 2005. In March 2006, KPN issued a dual-tranche euro and pound sterling transaction for the aggregate amount of EUR 1.25 billion, consisting of Euro denominated bond of EUR 850m with a maturity of 7 years and a 4.50% coupon and a pound sterling denominated bond of GBP 275m with a maturity of 10 years and a 5.75% coupon, swapped into EUR 401m with an interest rate of 4.89%. KPN also redeemed EUR 350m of its credit facility, which was temporarily drawn to fund KPN’s participation in the sale of KPN shares by the Dutch State in December.

Cash position	At the end of the quarter, the net cash position amounted to EUR 2.6bn including the non-netted EUR 0.8bn of notional cash pools.

Share repurchases

Following the issuance of the two new bonds referred to above, KPN commenced the EUR 1bn share repurchase program announced on February 7, 2006. Between March 20 and March 31, 2006, KPN repurchased 4 million shares at an average price of EUR 9.27, for a total amount of EUR 37m (EUR 29 million of which was settled in Q1).

Credit ratings

Following the announcement of a revised financial framework on February 7, 2006, Standard & Poor’s lowered KPN’s rating to BBB+ with negative outlook and Moody’s downgraded KPN to Baa2 with stable outlook. Both revisions were anticipated by the company.

OPERATING REVIEW – GROUP

Restructuring initiatives well on track

Implementation of the restructuring initiatives announced in the strategy review of March 2005 is well on track. Since December 31, 2004, KPN’s workforce in the Netherlands has been reduced by 13% (or 2,777 FTEs), excluding acquisitions.

In the first quarter of 2006, restructuring charges amounted to EUR 12m, most of which were related to the Fixed division.

Brand positioning

KPN is in the process of transforming from a traditional telecoms company into a multimedia and managed ICT services company focusing on marketing and distribution and offering innovations characterised by ease-of-use. KPN has supported this evolution with a new brand positioning and a fresh new look.

OPERATING REVIEW – FIXED DIVISION

Innovation at the heart of KPN’s strategy

KPN is establishing a track record of consistent delivery against all three cornerstones of its strategy: ‘Attack’, ‘Defend’, ‘Exploit’ with innovative flair. In respect of generating new revenues, the ‘Attack’ part of the strategy, we launched a number of initiatives designed to provide foundations for future growth. In Q1 VoIP saw its nationwide launch in the consumer market, while a number of new innovative services were launched in the business market, partly enabled through a number of smaller acquisitions and co-operation agreements.

CONSUMER
Growth VoIP market accelerating

Against a backdrop of the highest broadband penetration of any country in Europe (second in the world, behind South Korea), the penetration of VoIP in the Dutch market continues to accelerate. This reflects increasing competition between service providers operating different infrastructures: all major cable operators, the main alternative DSL operators and KPN are now offering VoIP.

(2)          Interest-bearing financial liabilities at book value plus fair-valued financial instruments related to these financial liabilities minus cash and cash equivalents

After successful trials late 2005, KPN’s own VoIP/broadband bundle “InternetPlusBellen” became available nationally in February. By the end of the quarter 127,000 households had ordered KPN’s VoIP telephony services, while 73,000 were installed. On April 26, the milestone of the first 100,000 installations was reached. KPN continues to increase its installation capacity and by March achieved the highest number of net additions of any provider of VoIP services.

The rapid take-up of VoIP in combination with an increasing number of mobile only subscriptions leads to a decrease in traditional PSTN and ISDN subscriptions and revenues. The disconnection trend continued to accelerate with 194,000 disconnections in Q1 2006, versus 138,000 disconnections in Q4 2005 and 360,000 disconnections in the whole of 2005. Increasingly however these disconnections convert into KPN’s own VoIP/broadband bundle, leading to a net line loss of 127,000 in Q1 2006, versus 117,000 in Q4 2005 and 328,000 for the whole of 2005.

Share gains in the broadband market

Growth of KPN broadband accelerated in Q1 2006. Broadband penetration has now reached well over 60% of households, up 4 percentage points in the quarter. KPN increased its retail market share to 37.9%, up nearly two percentage points in a single quarter (Q4 2005: 36.1%). In line with the trend seen in 2005, most of this gain was the result of organic growth, with the KPN ISPs achieving more than 55% of all net additions in the market. The remaining part resulted from add-on acquisitions including the acquisition of Speedlinq in Q1.

Meanwhile, KPN has extended its value added service provision to broadband customers with the launch of ‘ServiceThuis’. For a monthly charge customers can call on experienced service technicians whenever required and, in addition, benefit from an annual check-up of their PCs at reduced rates.

Slim, new low cost brand launched

On May 1, KPN introduced “Slim”, a new low cost brand, using the IP infrastructure. For just EUR 19.95 per month, and no subscription costs, Slim customers can make unlimited free calls to other Slim customers, while the offer includes an additional 500 minutes national land line calls and reduced rates for international calls and fixed-to-mobile calls.

Flat-fee packages prove to be successful

After the success of the “Bel Vrij Avond & Weekend” package (about 90,000 customers in five months) a new flat-fee proposition, “Bel Vrij”, was introduced late March. This proposition offers unlimited calls to domestic fixed numbers for a fixed fee.

Broadband content service MusicStream very successful

KPN is leading the Dutch market for legal Internet downloading. Since the end of last year, more music is downloaded via KPN’s MusicStream service than through any other legal provider in the Netherlands.

Wi-Fi

Effective March 2006, KPN and T-Mobile signed an agreement allowing their subscribers to make use of both companies’ Wi-Fi HotSpots. As a result, the number of HotSpots available for use by KPN’s customers doubled to over 1,300.

Digital TV (DVB-T)

By the end of March 2006, KPN had over 200,000 TV customers, representing a market share of approximately 7% in the coverage area. Following NMa’s (the Dutch anti-trust agency) approval of the acquisition of Nozema (radio and TV), KPN has now secured control over the DVB-T (and DVN-H) licenses as well as the DVB-T network. This network will be rolled out nationwide in the second half of 2006 and early part of 2007.

Digital TV (IPTV) launched, content expanding

On May 2, KPN launched IPTV under the name “Mine”. Due to the interactive nature of these services, KPN is able to offer an entirely new TV experience, build around individual viewer choices. Upon launch, KPN was able to offer 48 TV channels (to be expanded to 60 before the Summer) and 60 radio channels. In addition, KPN offers 300 on-demand movies (soon to be expanded to 500) as a result of agreements reached with a.o. Warner Bros International Television Distribution and Blockbuster Entertainment Ltd. KPN also announced plan for a content development and exploitation joint venture with Endemol. Furthermore, through securing an agreement with the Dutch national public broadcast service KPN is the first provider to offer the popular replay service “Uitzending Gemist” (or “Missed Episode”) to its TV customers. Previously this programme was available via internet only. In addition, KPN will be launching “NostalgiaNet”, a channel reviving the golden oldies of radio and television. Club channels of top league soccer teams Ajax, Feyenoord and PSV will also become available shortly.

Distribution sees introduction of pilot store formula

During Q1 2006, KPN opened two pilot stores specifically designed to appeal to and serve the needs and preferences of young individuals with respect to communications. The development of segment specific distribution channels is evidence of further evolution in KPN’s successful market segmentation strategy which includes greater focus on brand definition and brand appeal to specific consumer segments.

BUSINESS
Position in voice continues to strengthen and major new contracts were won...	KPN won a number of large (managed) IP telephony contracts, amongst which RUG Groningen University (7,100 ports), evidence of a strengthening reputation as a reliable, innovative ICT partner.

Following the adoption by OPTA of a new regulatory framework with respect to the business market, KPN introduced a number of competitive voice propositions, including “Zakelijk InternetPlusBellen” (VoIP solution for SMEs).

...and revenues of new data services is rising...	Revenues derived from new data services including IP-VPN, DSL and VoIP increased.

while innovation in new data continues

Pursuing its strategic objective to move higher in the ICT value chain, KPN launched KPN Narrowcasting after successful completion of the acquisition of three innovative narrowcasting companies (NN Solutions, QBIX and eYe-display). Narrowcasting is aimed at providing content (including advertising) to location specific target groups. KPN does not only provide the end-to-end ICT solution, but also, the content itself. To this end, it has formed a strategic partnership with Media Librium (partially owned by Telegraaf Media Group), a company that specializes in developing digital media specifically for new targeted distribution channels.

KPN also introduced the first online application for the business market, Exact Online, an online accounting system for small and mid-sized businesses accessible via internet. This is the first of a series of planned value-added online applications, which can be sold in combination with other KPN services, such as DSL.

The acquisition of E-Zorg (E-Care) is a first stepping stone towards achieving KPN’s ambition to become a pivotal player in the healthcare sector. E-Zorg provides value-added sector specific applications to the healthcare sector. E-Zorg currently serves 1,400 customers.

Next to E-Zorg, KPN introduced a national private network, ZorgConnect (CareConnect), which provides a secure, reliable communications platform between all players in the healthcare sector (including general practitioners, pharmacists, consultants and hospitals). ZorgConnect also aims to serve as a platform that enables sharing of medical information, best practice sharing and knowledge management in the healthcare sector, thereby enabling the sector to innovate and reduce costs at the same time.

Major new ICT corporate contracts	Several new major contracts were concluded, amongst others with KLM Royal Dutch Airlines and Schiphol Group (mobility) and Rabobank (nationwide Ethernet VPN network).

WHOLESALE & OPERATIONS
Double digit growth in transit and international traffic

In the first quarter of 2006, both transit and international traffic continued to increase. The increase in transit traffic (up 23%) was mainly the result of an increase in mobile phone usage and the fast-growing VoIP market. International traffic increased (up 27%) as a result of higher international usage by both mobile and fixed customers.

All IP supplier selected	In the first quarter, further progress was made in respect to the transition to an All IP platform. ATOS Origin was selected as the overall Systems Integrator for the IT environment.

Fiber optic initiatives	In April 2006, KPN and CasaNet announced an agreement under which a fiber optic network will be rolled out to 30,000 households in the city of Enschede.

OPERATING REVIEW – MOBILE DIVISION

Significant increase in services revenues

The Mobile Division achieved a service revenues increase of 17.5% (up EUR 210m), and a revenues and other income increase of 14.7% (up EUR 192m). This was the result of the consolidation of Telfort in the Netherlands and improved year-on-year performance of all three operators.

KPN considers service revenues as the main parameter on which its performance should be judged as they exclude amongst others campaign-driven handset revenues.

THE NETHERLANDS
Continued strong growth in postpaid

Service revenues increased by 28.6% (up EUR 149m) compared to the same period last year, mainly as a result of the consolidation of Telfort and healthy growth primarily in postpaid revenues. The postpaid ratio improved by one percentage point to 41% compared to Q4 2005.

Accelerating HSDPA rollout and network integration

In the first quarter of 2006, KPN decided to upgrade its 3G network to High Speed Downlink Packet Access (HSDPA) technology at a higher pace than previously anticipated. Simultaneously, it was decided to roll out one 3G network for both KPN Mobile the Netherlands and Telfort rather than two separate networks.

The first steps have been taken to integrate the 2G networks of KPN Mobile the Netherlands and Telfort in order to benefit from network synergies. It is expected that the first stage of this project will be concluded in the first half of 2007 while the integration should be completed by early 2008. At this stage it is uncertain whether or not the Telfort 2G and 3G licenses (valued at EUR 178m) can be retained in the longer term.

On November 14, 2005, the Dutch regulator OPTA decided on the principle of cost based mobile termination rates for all mobile operators as of July 1, 2008 to be reached in a glide path of three equal steps (with intermediate reductions on July 1, 2006 and July 1, 2007). Currently OPTA is finalizing its cost system (based on Bottom Up Long Run Incremental Cost). The outcome will be published early June of this year and will be subject to a national consultation and notification to the European Commission. The formal decision is expected later this summer but will be applied, retroactively, from July 1, 2006.

GERMANY

E-Plus customer growth in new segments continues in a strong first quarter

With nearly 700,000 net additions, the highest number ever achieved in a single quarter, E-Plus delivered its fourth consecutive quarter of increasing year-on-year net-add growth. At the end of the quarter E-Plus serviced 11.4m customers, up 19% year-on-year.

New brands now contributing more than 2 million subscribers

Growth was mainly driven by the new own brands and branded re-seller initiatives launched towards the second half 2005 as part of the then initiated strategic redirection. At the end of 2005, the new brands had delivered just over 1 million new subscribers. During the first quarter of 2006 further momentum was gained evidenced by the addition of another 1 million new-brand subscribers. At the end of the quarter the new brands (including new wholesale partners) accounted for more than 2 million subscribers, or 17.9% of the customer base.

Information released by competitors after KPN’s 2005 results announcement indicates that E-Plus already took 35% of total market growth (subscribers) in the last quarter of 2005. KPN estimates E-Plus’ subscriber market share to have reached 14.1% by the end of the first quarter of 2006, an increase of a full percentage point in the last six months.

Service revenue growth accelerating

Service revenue growth accelerated for the first time since the strategic redirection announced in the middle of last year. While E-Plus recorded 4.3% service revenue growth in Q4 2005, the growth rate increased to 7.6% in the first quarter of 2006. Service revenues were EUR 609m (up EUR 43m), despite a EUR 21m (or 3.4%) adverse effect of MTA tariff reductions which to some extent was offset by an estimated one to two percent positive effect of more working days. The new own brands BASE, Simyo and Ay Yildiz combined have grown to account for approximately 9% of service revenue.

The postpaid offer of BASE and the prepaid offers of Simyo, Ay Yildiz and Aldi Talk all contributed higher ARPU than the E-Plus brand (postpaid and prepaid, respectively). The ARPU of the latter meanwhile shows a decline, resulting from MTA tariff cuts and the decrease in retail prices in the German market driven by the aggressive challenger strategy deployed by E-Plus. Independent research indicates an across-the-board drop in retail prices of approximately 12%, affecting ARPUs of all market participants.

EBITDA margin improved and Operating result break- even

In line with the strategy set out in the middle of last year, handset subsidies were significantly lowered, resulting in lower handset sales. Hardware and other revenues therefore saw a limited increase. Revenues and other income was up EUR 25m, or 3.9%, to EUR 665m (Q1 2005: EUR 640m). The EBITDA margin improved by 4.5 percentage points to 25.6%. Lower handset subsidies contributed to substantially lower subscriber acquisition costs (down 60%), and combined with a significant reduction in distribution costs this resulted in operating result to improve to break-even, up from a loss of EUR 38m in Q1 2005.

E-Plus obtains 900 MHz frequencies

In February an important milestone was achieved with the allocation of 5 MHz in E- GSM frequencies to E-Plus. This will enable E-Plus to achieve considerably improved indoor coverage while spending hundreds of millions less investments than would otherwise have been the case. The allocation of E-GSM frequencies is subject to the return of 5 MHz of 1800 MHz spectrum allocated to E-Plus. In addition, it is subject to a re-allocation of the E-GSM frequencies to Deutsche Bahn, should the latter prove additional demand, which to date it has not been able to demonstrate.

The president of the Federal Network Agency (BNetzA) has requested the German mobile operators to lower their termination tariffs. The subject is under discussion.

E-Plus strengthens management	Effective May 2, 2006, Michael Krammer has joined E-Plus as its new CEO, reporting to Stan Miller, CEO of KPN Mobile International, who will become a Member of the Board of Management as of June 1.

BELGIUM
BASE prepares for the next growth phase

In the first quarter of 2006, BASE held back on sales and marketing initiatives while consolidating its position in the Belgian mobile market with an increase in number of customers of 15.8%, bringing the customer base to 2,040,000 as of March 31, 2006.

Service revenues were up 16.5% from EUR 121m in Q1 2005 to EUR 141m this quarter. Total revenues and other income increased to EUR 144m, up 18.0% from EUR 122m. EBITDA increased from EUR 45m to EUR 58m, up 28.9%. Operating result almost doubled over the same quarter last year. This level will not be sustained over the year since BASE remains committed to its aggressive growth strategy, and plans among others to improve its distribution reach from the second quarter.

BASE recently launched the “Chiama” proposition specifically targeted at the Italian community, expanding on its successful market segmentation strategy. BASE prepared several deals in the wholesale market segment that should bear fruit in the second quarter of this year. The huge success of “Unlimited”, launched in the fourth quarter of 2005 also attracted abuse which led to the decision to temporarily discontinue the service. BASE plans to introduce a similar service in the near future.

The Belgian regulator BIPT announced that it will propose a gradual reduction of MTA tariffs.

BASE is committed to reach a 40% UMTS population coverage by 2007 (as per the license requirements), and a smart follower UMTS strategy. In order to achieve this, BASE will apply the same strategy as E-Plus did by building UMTS ultra high sites (UHS) which will enable it to obtain wider coverage at lower costs. BASE plans to launch EDGE in the second half of the year as a viable and cost-efficient alternative to UMTS.

OPERATING REVIEW – OTHER ACTIVITIES

General

Revenues and other income remained at the same level due to the book gains on the sale of non-core assets in other income. Excluding other income, revenues decreased from EUR 74m in Q1 2005 to EUR 32m in Q1 2006. The main non-core assets sold since last year were PanTel, Infonet and Xantic.

Xantic sale	On February 14, KPN closed the sale of its interest in Xantic to Stratos Global Corporation. Upon closing, KPN realized a EUR 65m book gain.

OTHER DEVELOPMENTS

Network integration of KPN’s Dutch mobile operators

On February 28, 2006, KPN announced its decision to fully integrate the networks of its Dutch mobile operators during 2006 and 2007. This decision resulted in EUR 12m in additional depreciation charges due to shortened useful lives of the affected assets. These had a book value of EUR 205m as of March 31, 2006, down from the EUR 450m (including licenses) mentioned in the 2005 Annual Report and Form 20-F as further investigation resulted in less assets being affected. Moreover, KPN had to recognize EUR 4m additional interest charges, as the discount factor of the asset retirement obligation increased on a shortened maturity.

Regulatory developments	KPN will appeal OPTA’s decisions on regulating the markets for retail telephony (among which VoIP and the corporate market), wholesale telephony, wholesale line rental and transit.

Currently, the European Commission is contemplating to apply regulation in the area of international roaming tariffs. Even if it is too early to get a clear indication of the impact thereof, KPN is of the opinion that regulation serving consumer interests and stimulating competition should in principle be regarded as positive.

Tax	The Dutch Government has announced its intention to further lower corporate tax rates to 25% by 2007.

Subsequent events	On April 21, 2006, KPN paid the final 2005 dividend of EUR 0.32 per share, totaling EUR 661m.

During the quarter, KPN started the execution of the EUR 1bn share repurchase program announced on February 7, 2006. Year-to-date u/i May 5, 2006, KPN repurchased 18.4 million shares at an average price of EUR 9.27 and a total amount of EUR 171m. To date, over 17% of the programme has therefore been completed. The cancellation of 60 million shares repurchased from the government in December has commenced and is expected to be completed during the second quarter.

At the AGM, held on April 11, the Supervisory Board of KPN announced its intention to appoint Eelco Blok and Stan Miller as Managing Director and member of the Board of Management. Subsequently, it was decided that these appointments will take effect on June 1, 2006. Eelco Blok will be responsible for the Fixed Division and Stan Miller will be responsible for KPN’s international mobile activities.

PERFORMANCE VS. OUTLOOK

Q1 Performance vs. Outlook

After adjustments for comparison to the guidance (see below table for details), Q1 revenues and other income increased by 1.6% versus guidance of a ‘low single digit increase’. EBITDA was up 3.7%, versus a ‘flat’ guidance. Q1 free cash flow amounted to EUR 757m (against a ‘> EUR 2bn’ guidance for the full year), while Capex was EUR 313m (against a full-year guidance of ‘EUR 1.6 – 1.8bn’).

In millions of euro, unless indicated otherwise	Q1 2006	Q1 2005
Revenues and other income - reported	3,002	2,890
Book gains on disposals	-65	—
Revenues and oth. income – adj. for guidance	2,937	2,890
year-on-year difference	1.6%

EBITDA – reported	1,206	1,094
Book gains on disposals	-65	—
Restructuring charges	12	24
Brand unification costs	6	—
EBITDA – adjusted for guidance	1,159	1,118
year-on-year difference	3.7%

Outlook 2006	Guidance metrics	FY 2005			Q1 2006			Outlook FY 2006
	Revenues and other income (1)	EUR	11,826	m	1.6%			Low single digit increase
	EBITDA (1), (2)	EUR	4,623	m	3.7%			Flat	(4)
	Capex	EUR	1,394	m	EUR	313	m	EUR 1.6bn - 1.8bn
	Free cash flow (3)	EUR	2,439	m	EUR	757	m	> EUR 2bn

(1) Excluding restructuring charges and book gains/losses over EUR 20m, brand unification costs and Telfort integration costs

(2) Defined as Operating result plus depreciation, amortization and impairments

(3) Defined as Net cash flow from operating activities minus Capex

(4) Despite a EUR 50m movement in Other activities due to deconsolidation of Xantic and small book gains/losses from non-core asset disposals

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2005 Annual Report and Form 20-F. The applied accounting principles are in line with those in the 2005 Annual Report and Form 20-F.

	All figures in this quarterly report are unaudited and based on IFRS as endorsed by the EU.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in our 2005 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of goodwill, licenses and other intangibles. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analyses of our results as reported under IFRS or US GAAP.

	KPN uses EBITDA as a component of our guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) will be provided.

KPN defines free cash flow as cash flow from operating activities minus capital expenditures (Capex), being expenditures on PP&E and software.

Profile

KPN provides telephone, internet and television services to personal customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services, from voice, internet and data services to fully-managed outsourced ICT solutions, in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. KPN offers them a range of innovative products, which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that – from a phone, a computer, a PDA or a television set. KPN also let them choose from a wide range of brands which KPN has designed to suit different needs (and pockets) – from the reliable high-quality “KPN” brand, to youth brands like “Hi” to no-frills brands, such as “Het Net” and “Simyo”.

KPN believes that the constituency of satisfied customers this approach creates, forms the basis for profitable growth and as a result creates value for our shareholders. Equally, KPN believes that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible services.

KPN is equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the wellbeing of all our stakeholders, and take steps to account to them for our environmental performance.

On March 31, 2006, KPN served 6.7 million fixed-line subscribers and 2.2 million internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,647 individuals (26,176 FTEs). KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements	A)	Consolidated Income Statement
	B)	Consolidated Balance Sheet
	C)	Consolidated Cash Flow Statement
	D)	Consolidated Statement of Changes in Group Equity
	E)	Other Disclosures
	F)	Segmental analysis: Key Financial and Operating Metrics
		• Fixed Division	• Consumer Segment
• Business Segment
• Wholesale & Operations
		• Mobile Division	• The Netherlands
• Germany
• Belgium
	G)	Additional information: MTA impact

(A)                              Consolidated Income Statement

In millions of euro, unless otherwise stated	Q1 2006	Q1 2005

Revenues	2,923	2,869
Other income	79	21
Total	3,002	2,890

Own work capitalized	-29	-28
Cost of materials	240	263
Work contracted out and other expenses	1,047	996
Salaries and social security contributions	377	403
Depreciation, amortization and impairments	594	578
Other operating expenses	161	162
Total operating expenses	2,390	2,374

Operating result	612	516

Finance income	9	13
Finance costs	-132	-148
Other financial results	8	-10
Share of the profit of associates and joint ventures	2	3

Profit before income tax	499	374

Income tax	-115	-101
Profit for the period	384	273

Profit attributable to minority shareholders	1	-1
Profit attributable to equity holders	383	274

Earnings per ordinary share/ADS, basic (in EUR)	0.19	0.12
Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.18	0.12

(B)                              Consolidated Balance Sheet

ASSETS

In millions of euro	March 31, 2006	December 31, 2005

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,627	4,571
Licenses	4,119	4,198
Software	295	303
Other intangibles	319	329
Total intangible assets	9,360	9,401

Property, plant and equipment
Land and buildings	753	769
Plant and equipment	6,690	6,883
Other tangible fixed assets	204	212
Assets under construction	515	474
Total property, plant and equipment	8,162	8,338

Investments in joint ventures and associates	26	26
Derivative financial instruments	2	17
Deferred tax assets	1,273	1,348
Trade and other receivables	66	49

Total non-current assets	18,889	19,179

CURRENT ASSETS
Inventories	150	130
Trade and other receivables	2,106	2,179
Available-for-sale financial assets	5	5
Cash and cash equivalents	2,561	1,033
Total current assets	4,822	3,347

Non-current assets and disposal groups held for sale	100	176

TOTAL	23,811	22,702

(B)                              Consolidated Balance Sheet – continued

LIABILITIES

In millions of euro	March 31, 2005	December 31, 2005

GROUP EQUITY
Equity attributable to equity holders	5,456	5,076
Minority interests	9	28
Total group equity	5,465	5,104

NON-CURRENT LIABILITIES
Borrowings	8,284	7,238
Derivative financial instruments	805	716
Deferred tax liabilities	2,257	2,229
Retirement benefit obligations	1,302	1,320
Provisions for other liabilities and charges	398	396
Other payables and deferred income	284	292
Total non-current liabilities	13,330	12,191

CURRENT LIABILITIES
Trade and other payables	3,034	2,951
Borrowings	1,643	2,020
Derivative financial instruments	1	7
Current tax liabilities	235	261
Provisions for other liabilities and charges	75	77
Total current liabilities	4,988	5,316

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	28	91

TOTAL	23,811	22,702

(C)                              Consolidated Cash Flow Statement

In millions of euro	Q1 2006	Q1 2005

Profit before income tax	499	374	(3)
Finance costs - net	115	145	(3)
Share of the profit of associates and joint ventures	-2	-3	(3)

Adjustments for:
Depreciation, amortization and impairments	594	578
Other income	-79	-21
Changes in provisions (excluding deferred taxes)	-42	-22

Changes in working capital:
Inventory	-19	30
Trade receivables	14	-93
Prepayments and accrued income	-173	-104	(3)
Other current assets	8	22	(3)
Accounts payables	-185	-32
Accruals and deferred income	119	-40
Current liabilities (excluding short-term financing)	11	-3	(3)
Received dividends	—	4	(3)

Taxes received (paid)	219	-4
Interest paid	-9	-9
Net cash flow provided by operating activities	1,070	822

Acquisition of subsidiaries, associates and joint ventures	-110	-10
Disposal of subsidiaries, associates and joint ventures	69	9
Investments in intangible assets (excluding software)	-	-15
Investments in property, plant and equipment and software	-313	-232
Disposal of intangible assets (excluding software)	—	2
Disposal of property, plant and equipment and software	—	2
Disposal of assets held for sale and other	4	162	(3)
Net cash flow used in investing activities	-350	-82

Share repurchase	-81	-164
Exercised options	9	—
Proceeds from borrowings	1,251	—
Repayments of borrowings	-355	-32
Other changes in interest-bearing current liabilities	-4	-4	(3)
Net cash flow used in financing activities	820	-200

Changes in cash and cash equivalents	1,540	540

Net Cash and cash equivalents at beginning of period	261	1,551
Changes in cash and cash equivalents	1,540	540
Exchange rate differences	—	1
Net Cash and cash equivalents at end of period	1,801	2,092
Add: Debit cash balances	776	630
Cash and cash equivalents at end of period	2,577	2,722
of which held for sale	16	—

(3)                                 Certain minor reclassifications have been made to the Q1 2005 figures to conform current year’s presentation.

(D)  Consolidated Statement of Changes in Group Equity

	Attributable to		Minority	Total Group
In millions of euro (except for number of shares)	equity holders		Interests	Equity

Balance as of January 1, 2005	6,266		145	6,411

- Cash flow hedges, net of taxes	11		—	11
- Realized profit on available for sale financial assets	-23		—	-23
- Currency translation adjustments	11		—	11
Net income recognized directly in equity	-1		—	-1

- Profit for the year 2005	1,437		17	1,454
Total recognized income 2005	1,436		17	1,453

Share-based compensation	9		—	9
Exercised options	31		—	31
Shares repurchased (including for option plans and repurchase cost)	-1,784		—	-1,784
Shares issued (acquisition SNT)	20		—	20
Dividends paid	-890		—	-890
Dividend tax	-12		—	-12
Acquisition of minority interests (KPN Mobile NV/SNT)	—		-134	-134
Total changes	-2,626		-134	-2,760

Balance as of December 31, 2005	5,076		28	5,104

- Cash flow hedges, net of taxes	27		—	27
- Currency translation adjustments and other	-4		—	-4
Net income recognized directly in equity	23		—	23

Profit attributable to equity holders	383		1	384
Total recognized income up to March 31, 2006	406		1	407

Share-based compensation	2		—	2
Exercised options	9		—	9
Shares repurchased (including for option plans and repurchase cost)	-37		—	-37
Sale Xantic	—		-16	-16
Dividends paid	—		-11	-11
New consolidations	—		7	7
Total changes	-26		-20	-46

Balance as of March 31, 2006	5,456		9	5,465

Number of issued shares as of March 31, 2006	2,151,360,369	(4)

Weighted average number of outstanding shares
(excluding the average number of repurchased shares
and shares for option plans) during the period from
January 1, 2006 up to March 31, 2006	2,069,217,300

(4)                                 Including 60 million shares repurchased from the Dutch State (expected to be cancelled in Q2 2006); the repurchased special share is replaced by 2 ordinary shares

(E)                                Other Disclosures

Business combinations

During the first quarter of 2006, KPN acquired several companies which acquisitions qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 should be applied for those entities. As of now, the purchase price allocations (and the valuation of the non-cash elements of the consideration) are being performed, though not concluded yet, hence they are provisionally accounted for. KPN expects to complete the purchase price allocations in Q2 2006, the accounting effects of which will be recognized in our books upon finalization.

	The main acquisitions in the first quarter were Attingo (now: KPN Hotspots Schiphol), KPN Narrowcasting, ISP Speedlinq as well as Nozema.

	Names	Acquisition dates	% voting interest	Considerations
	Nozema	March 7, 2006	100%	EUR 78m
	Other business		100% (5) (except KPN	EUR 29m
	combinations	Q1 2006	Narrowcasting: 73%)	(accumulated)

	The assets and liabilities arising from the provisional calculations are as follows:

				Fair value as of
	Amounts in millions of euros			acquisition date
	Intangible assets			11
	Property, plant and equipment			16
	Other non-current assets			78
	Current assets			18
	Non-current liabilities			-30
	Current liabilities			-21
	Net assets			72

Contingent liabilities	The contingent liabilities as of March 31, 2006 (EUR 3.65 bn) do not differ materially from those as of December 31, 2005 (EUR 3.8bn) as disclosed in the 2005 Annual Report and Form 20-F.

(5)                                 The acquisitions did not have a material impact on the Consolidated Income Statement of Q1 2006

(F)                                Segmental analysis: Key Financial and Operating Metrics

Consumer Segment

In millions of euro	Q1 2006	Q1 2005
Revenues:
- Voice Consumer	389	427
- Internet	174	180
- Other (incl. intrasegment revenues)	9	3
Revenues and other income	572	610

Operating expenses	506	511
of which depr., amortization and impairments	14	10

Operating result	66	99

Number of connections (in thousands)	Q1 2006	Q1 2005
PSTN	4,342	4,782
ISDN	463	509
Total	4,805	5,291

Traffic volumes (in billions of minutes)	Q1 2006	Q1 2005
Domestic local	1.63	1.82
Domestic long-distance	0.69	0.76
	2.32	2.58
Fixed-to-mobile	0.27	0.27
International	0.09	0.10
Total Voice Consumer	2.68	2.95

In millions of euro	Q1 2006	Q1 2005
ADSL revenues	139	115
Internet dial-up traffic revenues	15	33
Other (including value-added services)	20	32
Total Internet revenues	174	180

KPI’s	Q1 2006	Q1 2005
Number of KPN ADSL connections (in thousands)	1,867	1,500
Number of KPN ISP customers (in thousands) (6)	2,233	1,866
Retail market share consumer broadband (7)	37.9%	31.8%
Internet traffic volumes (in billions of minutes)	0.40	0.89

(6)                                 Including Direct ADSL

(7)                                 Defined as the market share consumer broadband of KPN ISPs and Direct ADSL

(F)                                Segmental analysis: Key Financial and Operating Metrics

Business Segment

	In millions of euro	Q1 2006	Q1 2005
	Revenues:
	- Voice Business	293	322
	- Connectivity	179	183
	- IMS	98	99
	- EnterCom	110	103
	- Other (incl. intrasegment revenues)	-33	-30
	Revenues and other income	647	677

	Operating expenses	560	602
	of which depr., amortization and impairments	18	13

	Operating result	87	75

	Number of connections (in thousands)	Q1 2006	Q1 2005
	PSTN	953	1,012
	ISDN	944	961
	Total	1,897	1,973

	Traffic volumes (in billions of minutes)	Q1 2006	Q1 2005
	Domestic local	0.86	1.02
	Domestic long-distance	0.77	0.90
		1.63	1.92
	Internet-related	0.25	0.45
	Fixed-to-mobile	0.32	0.32
	International	0.12	0.14
	Total Voice Business	2.32	2.83

	KPI’s	Q1 2006	Q1 2005
	Number of leased lines	45,837	53,769
of which:	- analog	37,347	41,402
	- digital	8,490	12,367
	IP-VPN connections (Epacity)	41,190	33,982
	E-VPN connections	1,296	364

(F)                                Segmental analysis: Key Financial and Operating Metrics

Wholesale & Operations

In millions of euro	Q1 2006	Q1 2005
Revenues	1,189	1,233
Other income	14	—
Revenues and other income	1,203	1,233

Operating expenses	956	1,000
of which depr., amortization and impairments	253	284

Operating result	247	233

Traffic volumes (in billions of minutes)	Q1 2006	Q1 2005
Terminating	3.51	3.53
Originating - voice	2.61	3.00
Originating - Internet	0.34	0.67
Transit	1.92	1.56
International	2.19	1.72
Total Wholesale & Operations	10.57	10.48
of which Voice Consumer and Voice Business	0.21	0.24

(F)                                Segmental analysis: Key Financial and Operating Metrics

The Netherlands – KPN Mobile The Netherlands

In millions of euro	Q1 2006	Q1 2005
Service revenues	670	521
Hardware and other revenues	30	36
Revenues and other income	700	557

Operating expenses	563	419
of which depr., amortization and impairments	104	56

Operating result	137	138

Q1 2006	Q1 2005
Traffic volume (in millions of minutes)	3,158	2,101

Weighted monthly AMPU (in minutes)	130	112
- Prepaid	32	26
- Postpaid	272	264

Total monthly ARPU (in EUR)	28	28
- Prepaid	8	7
- Postpaid	55	64

Subscriber acquisition and retention costs (in EUR)	211	214
- Prepaid	18	33
- Postpaid	291	296

Customers (in thousands)	31.03.06	31.12.05	30.09.05	30.06.05	31.03.05
Prepaid	4,759	4,812	3,177	3,895	3,963
Postpaid	3,364	3,260	2,524	2,418	2,327
Total	8,123	8,072	5,701	6,313	6,290

(F)                                Segmental analysis: Key Financial and Operating Metrics

Germany – E-Plus

In millions of euro	Q1 2006	Q1 2005
Service revenues	609	566
Hardware and other revenues	56	74
Revenues and other income	665	640

Operating expenses	665	678
of which depr., amortization and impairments	170	173

Operating result	0	-38

Q1 2006	Q1 2005
Traffic volume (in millions of minutes)	3,145	2,048

Weighted monthly AMPU (in minutes)	95	71
- Prepaid	27	20
- Postpaid	161	123

Total monthly ARPU (in EUR)	18	20
- Prepaid	6	6
- Postpaid	30	34

Subscriber acquisition and retention costs (in EUR)	88	189
- Prepaid	13	54
- Postpaid	186	253

Customers (in thousands)	31.03.06	31.12.05	30.09.05	30.06.05	31.03.05
Prepaid	5,692	5,174	4,866	4,758	4,764
Postpaid	5,750	5,574	5,258	5,039	4,887
Total	11,442	10,748	10,124	9,797	9,651

(F)                                Segmental analysis: Key Financial and Operating Metrics

Belgium – BASE

In millions of euro	Q1 2006	Q1 2005
Service revenues	141	121
Hardware and other revenues	3	1
Revenues and other income	144	122

Operating expenses	118	106
of which depr., amortization and impairments	32	29

Operating result	26	16

Q1 2006	Q1 2005
Traffic volume (in millions of minutes)	847	589

Weighted monthly AMPU (in minutes)	140	115
- Prepaid	67	83
- Postpaid	399	239

Total monthly ARPU (in EUR)	23	24
- Prepaid	14	15
- Postpaid	58	59

Subscriber acquisition and retention costs (in EUR)	21	22
- Prepaid	24	12
- Postpaid	16	43

Customers (in thousands)	31.03.06	31.12.05	30.09.05	30.06.05	31.03.05
Prepaid	1,583	1,572	1,557	1,481	1,400
Postpaid	457	429	372	367	361
Total	2,040	2,001	1,929	1,848	1,761

(F)                                Segmental analysis: Key Financial and Operating Metrics

Other Activities

In millions of euro	Q1 2006	Q1 2005
Revenues	32	74
Other income	65	21
Revenues and other income	97	95

Operating expenses	40	99
of which depr., amortization and impairments	3	12

Operating result	57	-4

(G)                              Additional Information:

Impact of MTA tariff reductions on Revenues and other income and Operating result

In millions of euro	Q1 2006(8)
	Revenues and	Operating
	other income	result
- The Netherlands	24	9
- Germany (E-Plus)	21	10
Total Mobile division	45	19

- Segment Consumer (Voice)	6	—
- Segment Business (Voice)	6	—
- Wholesale & Operations	30	—
Total Fixed division	42	—

Intercompany eliminations	29	—

KPN Consolidated	58	19

(8)                                 Additional decline compared to same period last year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 10, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel